

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

September 18, 2007

via U.S. Mail

Mr. David Wallace
Chief Executive Officer
Ecoland International, Inc.
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, California 91423

> **Re:** **Ecoland International, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed September 10, 2007**
> **File No. 333-140396**

Dear Mr. Wallace:

We have reviewed your filing and response letter dated September 10, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to Registration Statement on Form SB-2

General

1.   Please continue to monitor the financial statement updating requirements of Rule 3-10(g) of Regulation S-B and provide updated audited financial statements with your next amendment if required.

2.   Please provide an updated consent with your next amendment.

Bat Guano Harvesting, Sterilization and Packaging, page 12

3.   We note your response to our prior comment number four. Please expand your
        disclosure to clarify if you own the stockpile of guano you refer to. If true, please
        explain why you have no cost basis in the stockpile.

Executive Compensation, page 30

4   Revise your presentation to comply with the new disclosure requirements
        applying to issuers filing financial statements for December 31, 2006 or later. See
        Item 401 of Regulation S-B and Securities Act Release No. 33-8732A (September
        8, 2006).

Note 3 – Common Stock, page F-10

5.   We note your response to our prior comment number nine. On page one of your
        document you state that on May 15, 2005 Mr. Wallace agreed to transfer all of his
        ownership interest in Guano Distributors (PTY) Ltd. to Guano Distributors Inc. at
        a later date at which time Guano Distributors (PTY) Ltd. became a wholly-owned
        subsidiary of Guano Distributors Inc. Please tell us what consideration was given
        to Mr. Wallace in exchange for his transfer of ownership.

6.   In addition, in your response to our prior comment number nine, you state that
        Mr. Wallace was owed $20,000 for the services he performed in forming Guano
        Distributors (PTY) Ltd. We note that this entity was formed on April 15, 2005
        and agreed to be transferred to Guano Distributors Inc. on May 15, 2005. Please
        explain why this amount is being reflected as an expense in fiscal year ended May
        31, 2006.

7.   We note your response to prior comment nine. Please explain why you used the
        fair value of the underlying shares to determine the fair value of the options issued
        to Mr. Wallace. Please refer to SFAS 123(R).

8.   Please revise your disclosure to clarify, if true, that the shares issued to Mr.
        Wallace were the result of the exercise of a stock option. Please also revise your
        presentation of your statement of shareholders' equity to also refer to the issuance
        of shares as a result of the exercise of an option rather than as a component of the
        share issued to founders line item.   Please also revise your disclosure in Item 26 –
        Recent Sales of Unregistered Securities to clarify that the shares were issued as a
        result of the exercise of an option. Clarify the date the option was issued and the
        date that it was exercised and the underlying shares were issued.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Stertzel
J. Davis
J. Wynn

via facsimile
Norman T. Reynolds, Esq.
Glast, Phillips & Murray, P.C.
(713) 237-3202